

Mail Stop 3628

April 17, 2009

By Facsimile and U.S. Mail

Kevin C. Tang
Tang Capital Partners, LP
4401 Eastgate Mall
San Diego, CA 92121

> **Re: Penwest Pharmaceuticals Co.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 14, 2009**
> **Filed by Tang Capital Partners, LP et al.**
> **File No. 001-34267**

Dear Mr. Tang:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Solicitation of Proxies, page 13

1. Please revise to fill-in the blanks in this section.

Information Contained in the Company Proxy Statement, page 13

2. We note your response to comment seven in our letter dated April 8, 2009; however, we reissue our comment. Please revise to omit the statement that you are unable to independently verify the accuracy or completeness of the information.

Form of Proxy

3. We note your response to comment nine in our letter dated April 8, 2009; however, we reissue our previous comment. Please revise to omit the phrase "valid until the sooner of one year from the date indicated."

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Scot Foley at (202) 551-3383 or to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Ethan Christensen, Esq.
        Cooley Godward Kronish LLP